Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Companies: Schering-Plough Corporation
Commission File No.: 333-159371
Merck & Co., Inc.
Commission File No.: 1-3305

 This communication was sent to the relevant Schering-Plough shareholders on July 29, 2009.

Dear Schering-Plough Corporation Shareholder:

We have previously sent you proxy materials for the **Special Meeting of Shareholders of Schering-Plough Corporation, to be held on August 7, 2009**. Your Schering-Plough Common shares are registered in the name of your broker as the holder of record.

YOUR SHARES CANNOT BE VOTED AT THE SPECIAL MEETING UNLESS YOU GIVE YOUR SPECIFIC VOTING INSTRUCTIONS!

Please forward your voting instructions as soon as possible using one of the following methods:

Available 24 Hours a Day – 7 Days a Week

Vote by Telephone

Using a touch-tone telephone, call the toll-free number which appears on the enclosed Voting Instruction Form.

Just follow these four easy steps:

1. **Read the Schering-Plough Corporation 2009 Merger Proxy Statement (previously sent to you) and the enclosed Voting Instruction Form.**
2. **Call the toll-free number located on your Voting Instruction Form.**
3. **Enter your 12-digit Control Number located on your Voting Instruction Form.**
4. **Follow the simple recorded instructions.**

Vote by Internet

Go to website:
WWW.PROXYVOTE.COM

Just follow these four easy steps:

1. **Read the Schering-Plough Corporation 2009 Merger Proxy Statement (previously sent to you) and the enclosed Voting Instruction Form.**
2. **Go to the website www.proxyvote.com.**
3. **Enter your 12-digit Control Number located on your Voting Instruction Form.**
4. **Follow the simple instructions.**

If you vote by telephone or Internet, do not return your Voting Instruction Form.
Thank you for your vote!

Additional Information

In connection with the proposed transaction, Schering-Plough filed a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the SEC. Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they contain important information. Investors may obtain free copies of the registration statement and joint proxy statement, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough’s Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations Web Site (www.merck.com) or by directing a request to Merck at Merck’s Office of the Secretary, (908) 423-1000.